UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST TRUST ENHANCED PRIVATE CREDIT FUND

(Name of Subject Company (Issuer))

FIRST TRUST ENHANCED PRIVATE CREDIT FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ann Mauer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

May 16, 2025

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	SUMMARY TERM SHEET.

•	First Trust Enhanced Private Credit Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to 3.5% of the Fund’s Shares outstanding (or approximately $2,200,000, or 90,497 shares outstanding as of April 30, 2025) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations), calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the class, including fractions of Shares, of security that is the subject of the Offer, and includes all or some of a Shareholder’s Shares as the context requires. As of the close of business on April 30, 2025, there was approximately $62,012,594 (or 2,550,879 Shares outstanding) in capital of the Fund. The net asset value as of the close of business on April 30, 2025, was $24.31 per Share. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on June 16, 2025 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s board of trustees (the “Board of Trustees”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. The net asset value of Shares will be calculated for this purpose as of June 30, 2025, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Because the Fund’s fiscal year after the Valuation Date will end on March 31, 2026, the Fund expects that the audit will be completed by the end of May 2026.

•	A Shareholder may tender all its Shares or some of its Shares. If the number of Shares tendered for repurchase exceeds the number the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund. See Item 4(a)(1)(ii).

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•	The Fund will accept the total number of Shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the Shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

•	Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero).

•	If a Shareholder tenders its Shares and the Fund purchases those Shares, the Fund will issue the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) representing the Fund’s obligation to pay for repurchased Shares.

•	The Note will entitle the Shareholder to receive an initial payment in cash (valued according to the Registration Statement, as defined below) equal to at least 95% of the unaudited value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the “Initial Payment”). The Fund will make the Initial Payment within approximately 65 days after the Notice Due Date.

•	The Note will also entitle the Shareholder to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Shares as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be paid in full no later than 5 business days following completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Shares generally will be made within 5 business days after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Shareholder. The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on the Shareholder’s behalf. Upon a written request by a Shareholder to UMBFS, UMBFS will mail the Note to the Shareholder at the address of the Shareholder as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•	Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on June 16, 2025 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.

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•	If a Shareholder would like the Fund to purchase all or some of its Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to First Trust Enhanced Private Credit Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on June 16, 2025 (or if the Offer is extended by any later Notice Due Date). The value of the Shares may change between April 30, 2025 (the date as of which net asset value included herein was calculated) and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio of the investment funds in which it invests, may contact UMBFS, at (877) 779-1999 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on June 16, 2025, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through June 30, 2025 or a later date determined by the Fund if the Offer is extended, (in each case, the “Repurchase Date”), notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

Item 2.	ISSUER INFORMATION.

(a)  The name of the issuer is “First Trust Enhanced Private Credit Fund”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212, and its telephone number is (877) 779-1999.

(b)  The title of the securities that are the subject of the Offer is “shares of beneficial interest,” or portions thereof, in the Fund. As of the close of business on April 30, 2025, the net asset value of the Fund was $62,012,594. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 3.5% of the Fund’s Shares outstanding that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c)  There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated April 10, 2024 (as it may be amended from time to time, the “Declaration of Trust”).

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Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “First Trust Enhanced Private Credit Fund.” The Fund’s principal executive office is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (877) 779-1999. The Fund’s investment objective is to achieve total return through income and capital appreciation. The Fund seeks to achieve its investment objective by investing across the full spectrum of structured and private credit, in which the focus of the Fund will be to offer exposure to both bank syndicated and non-bank originated debt instruments. Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to a portfolio of private credit instruments. For the purpose of this policy, “private credit instruments” include, without limitation, those that are issued in private offerings or by private companies, including (i) privately negotiated and broadly syndicated corporate loans (including first-lien senior secured, second lien, unsecured and/or mezzanine debt),(ii) securities issued by asset-backed and similar securitization vehicles (such as collateralized loan obligations (CLOs)), (iii) other types of asset-backed fixed income securities, including securities backed by assets such as credit card receivables, student loans, automobile loans and fixed or floating rate bank loans and participations and (iv) regulatory capital relief investments (including, without limitation, significant risk transfer securities (SRTs). The Fund also intends to enter into reverse repurchase transactions for purposes of obtaining leverage and liquidity. The Fund will primarily hold a combination of investment grade and non-investment grade debt and investments ranging from medium to longer term maturities, which may vary from time to time. The Investment Adviser intends to utilize a variety of non-bank or corporate lenders to source investment opportunities for the Fund. The Fund may invest directly in private credit instruments or indirectly without limit through registered investment companies, private investment funds and other investment vehicles that invest or trade in private credit instruments. The Investment Adviser of the Fund is First Trust Capital Management L.P. (the “Investment Adviser”). The principal executive office of the Investment Adviser is located at 225 W. Wacker Drive, 21st Floor, Chicago, Illinois 60606. The trustees on the Fund’s Board of Trustees are Terrance Gallagher, David G. Lee, Robert Seyferth, and Gary E. Shugrue. Their address is c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212.

Item 4.	TERMS OF THE TENDER OFFER.

(a)  (1) (i)       Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 3.5% of the Fund’s Shares outstanding that are tendered by Shareholders by 11:59 p.m., Eastern Time, on June 16, 2025 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on June 30, 2025, or, if the Offer is extended as described in Item 4(a)(1)(v) below, as of any later Valuation Date, after the reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below.

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A Shareholder may tender all or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $25,000 (except as a result of pro ration), the Board of Trustees reserves the right to reduce the amount to be repurchased from such Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund before prorating the other amounts. Each Shareholder that tenders Shares that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). The Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 95% of the unaudited estimated value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Fund will make the Initial Payment within approximately 65 days after the Notice Due Date. The Note will also entitle a Shareholder to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the aggregate value of the Shares repurchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be paid in full no later than 5 business days following completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Shares generally will be paid in full no later than 5 business days after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii)          The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on June 16, 2025. Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv)          Not applicable.

(v)           At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Trustees, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated May 16, 2025, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi)          Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, June 16, 2025 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.

(vii)         Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on June 16, 2025 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

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Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)        For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix)           If Shares in excess of 3.5% of the Fund’s Shares outstanding are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act: or (b) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)           The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Investment Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Investment Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

(xi)           Not applicable.

(xii)          The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

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(2)  Not applicable.

(b) Any Shares to be purchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the “SEC”) (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Declaration of Trust provide that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Registration Statement also states that the Investment Adviser anticipates recommending to the Fund’s Board of Trustees that the Fund offer to repurchase interests from its Shareholders quarterly each year. The Fund commenced operations on July 1, 2024 and has not previously made offers to purchase Shares from Shareholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Investment Adviser or members of the Board of Trustees or any person controlling the Fund, the Investment Adviser or the Board of Trustees; and (ii) any other person, with respect to the Shares.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)           The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Declaration of Trust.

(b)           Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Declaration of Trust. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees.

(c)           None of the Fund, the Investment Adviser or the Board of Trustees or any person controlling the Fund, the Investment Adviser or the Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Trustees), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

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Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 3.5% of the Fund’s Shares outstanding (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash and/or liquid securities in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

(b)  There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)  Not applicable.

(d)  None of the Fund, the Investment Adviser or the Board of Trustees or any person controlling the Fund, the Investment Adviser or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of April 30, 2025, Vivaldi Capital Management L.P., an affiliate of the Investment Adviser has 1,374,122 of Shares (approximately 53.60% of all Shares) in the Fund, First Trust Capital Partners, LLC, an affiliate of the Investment Adviser, has 224,457 of Shares (approximately 8.75% of all Shares) in the Fund. As of September 30, 2024, none of the Fund’s independent Trustees or officers held any shares.

(b)  Other than the acceptance of subscriptions as of May 1, 2025, there have been no transactions involving Shares that were effected since April 30, 2025 by the Fund, the Investment Adviser, any member of the Board of Trustees or any person controlling the Fund, the Investment Adviser or the Board of Trustees.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a)  The Fund commenced operations on July 1, 2024. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Unaudited Financial Statements for the Period Ended September 30, 2024, previously filed with the SEC on from N-CSRS on December 6, 2024.

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(b)

(1)           The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(2)           Not applicable.

(3)           NAV per Share $24.31 (04/30/25)

(c)           The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11.	ADDITIONAL INFORMATION.

(a)           (1)            None.

(2)           None.

(3)           Not applicable.

(4)           Not applicable.

(5)           None.

(b)           None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F.	Calculation of Filing Fee Tables.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FIRST TRUST ENHANCED PRIVATE CREDIT FUND

By:	/s/ Michael Peck
Name: Michael Peck
Title: President

May 16, 2025

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EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F.	Calculation of Filing Fee Tables.